EXPENSE LIMITATION AGREEMENT

FIRST WESTERN CAPITAL MANAGEMENT COMPANY
1900 Avenue of the Stars, Suite 900
Los Angeles, California 90067

____________, 2012

The First Western Funds Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

Dear Sirs:

First Western Capital Management Company confirms our agreement with you as follows:

1.        You are an open-end management investment company registered under the Investment Company Act of 1940 (the "Act") and are authorized to issue shares of separate series (funds), with each fund having its own investment objective, policies and restrictions.  You propose to engage in the business of investing and reinvesting the assets of First Western Fixed Income Fund (the "Fund") in accordance with applicable limitations.  Pursuant to an Investment Advisory Agreement dated as of ________________, 2012 (the "Advisory Agreement"), you have employed us to manage the investment and reinvestment of such assets.

2.        We hereby agree that, notwithstanding any provision to the contrary contained in the Advisory Agreement, we shall limit as provided herein the total annual operating expenses incurred by the Fund, including but not limited to the fees ("Advisory Fees") payable to us under the Advisory Agreement (the "Limitation").  Under the Limitation, we agree that, from the date hereof through _________________, 2015 (the “Limitation Period”), such expenses shall not exceed a percentage (the "Percentage Expense Limitation") of the average daily net assets of the Fund equal to 0.60% on an annualized basis.  To determine our liability for the Fund's expenses in excess of the Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year of the Fund, or limitation period, if shorter the ("Prorated Limitation").  The Prorated Limitation shall be compared to the expenses of the Fund recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the "Allowable Expenses").  Allowable Expenses include all the Fund's total annual operating expenses excluding brokerage costs, taxes, interest, Acquired Fund Fees and Expenses and extraordinary expenses.  If Advisory Fees and other expenses of the Fund for the current day exceed the Allowable Expenses, Advisory Fees for the current day shall be reduced by such excess ("Unaccrued Fees").  In the event such excess exceeds the amount due as Advisory Fees, we shall be responsible to the Fund to pay or absorb the additional excess ("Other Expenses Exceeding Limit").  If there are cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit, these amounts shall be paid to us by you subject to the following conditions: (1) no such payment shall be made to us with respect to Unaccrued Fees or Other Expenses Exceeding Limit that arose in a fiscal year more than three years prior to the beginning of the fiscal year in which the payment would be made, and (2) such payment shall be made only to the extent that it does not cause the Fund's aggregate expenses, on an annualized basis, to exceed the Percentage Expense Limitation.

3.        Nothing in this Agreement shall be construed as preventing us from voluntarily limiting, waiving or reimbursing your expenses outside the contours of this Agreement, nor shall anything herein be construed as requiring that we limit, waive or reimburse any of your expenses incurred before or after the Limitation Period.

4.        This Agreement shall become effective on the date hereof and supercedes any expense limitation agreement previously entered into with respect to the Fund.  This Agreement may be terminated by either party hereto upon not less than 60 days' prior written notice to the other party, provided, however, that (1) we may not terminate this Agreement without the approval of your Board of Trustees, and (2) this Agreement will terminate automatically if, as and when we cease to serve as investment adviser of the Fund.

5.        This Agreement shall be construed in accordance with the laws of the State of Ohio, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

FIRST WESTERN CAPITAL MANAGEMENT COMPANY

By:_______________________________________

Agreed to and accepted as of
the date first set forth above.

THE FIRST WESTERN FUNDS TRUST

By:________________________________